[redacted]

08027087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Skokie Blvd, Suite 325
(No. and Street)

Wilmette	IL	60091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Taki, Jr. — (847) 920-1022
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Taki, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management, Ltd., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

William Taki Jr.
Signature

Principal
Title

OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

Sue E. Pasquale
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTENTS

HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. as of December 31, 2007, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2007, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 25, 2008

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS	
Cash and cash equivalents	$ 482,867
Receivables from clients and correspondents	272,366
Prepaid expenses	9,199
Furniture, equipment and organization expense, at cost, less accumulated depreciation and amortization of $21,338	197
TOTAL ASSETS	$ 764,629

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 8,528
State replacement tax payable	8,966
Accrued expenses	1,050
Due to stockholder	1,000
Total liabilities	19,544
STOCKHOLDER'S EQUITY	
Common Stock: 1,000 shared authorized; 100 shares issued and outstanding; $1 par value	100
Additional paid-in-capital	30,000
Retained earnings	714,985
Total stockholder's equity	745,085
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 764,629

The accompanying notes are an integral part of these statements.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUES	
Management and investment advisory income	$ 1,086,686
Other income	35,000
Interest income	8
Total revenues	1,121,694
EXPENSES	
Regulatory dues and fees	2,116
Professional fees and consulting services	149,582
Rent	12,048
Office and other expenses	58,595
Insurance	2,851
Salaries and payroll taxes	301,664
Total expenses	526,856
INCOME BEFORE TAXES	594,838
Provision for state replacement tax	8,966
NET INCOME	$ 585,872

The accompanying notes are an integral part of these statements.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2007	$ 100	$ 30,000	$ 286,113	$ 316,213
2007 net income	-	-	585,872	585,872
Stockholder dividends	-	-	(157,000)	(157,000)
Balance December 31, 2007	$ 100	$ 30,000	$ 714,985	$ 745,085

The accompanying notes are an integral part of these statements.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 585,872
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	1,111
Increase in state replacement tax payable	6,304
Changes in operating assets and liabilities:	
Increase in receivables from clients and correspondents	(25,504)
Increase in prepaid expenses	(5,074)
Decrease in accounts payable	(7,479)
Increase in accrued expenses	52
NET CASH PROVIDED BY OPERATING ACTIVITIES	555,282
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(849)
NET CASH (USED) BY INVESTING ACTIVITIES	(849)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder dividends	(157,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(157,000)
NET INCREASE IN CASH	397,433
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	85,434
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 482,867

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 2,662

The accompanying notes are an integral part of these statements.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Phoenix Global Capital Management, Ltd. ("PGCM", or "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Illinois. The financial statements of PGCM are presented on the accrual basis of accounting, and it has a calendar year end.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge fund of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results. The Company has consulting services agreements for approximately $540 million of assets under management as of December 31, 2007.

During 2007, the Company received a one-time, special payment in the amount of $35,000 from the NASD as a result of the consolidation of the NASD and NYSE member regulation. This amount is included in revenues as other income.

Cash and Cash Equivalents
PGCM considers all highly liquid investments, with a maturity of less than three months when purchased, that are not held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2007, the Company's cash and cash equivalents were deposited in one financial institution. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, the Company had approximately $382,000 in excess of FDIC insured limits.

Furniture, Equipment and Organization Expense
Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is recorded over the estimated useful lives of the related assets using the straight-line and accelerated method for financial statement and tax purposes. The estimated useful lives for significant property and equipment categories are as follows:

	Years
Furniture and equipment	5 to 7
Organization expense	5

Depreciation and amortization expense totaled $1,111 the year ended December 31, 2007.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

PGCM is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual shareholders are taxed on their respective share of income. PGCM is liable for state replacement tax, which for the year ended December 31, 2007 totaled $8,966.

Revenue Recognition and Receivables from Clients and Correspondents

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these hedge funds enter into written investment management agreements with all its clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. This fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients. As of December 31, 2007, the amount of fee income earned by the Company and included in receivables from clients and correspondents was approximately $272,000.

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectibility of these receivables based on a combination of factors, including aging and historical trends. The Company believes that all receivables from clients and correspondents as of December 31, 2007 will be collected. No allowance for doubtful accounts has been established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

3. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office facilities in Wilmette Illinois, which expired December 31, 2007. As of January 1, 2003 the company executed a one year lease extension which will expire on December 31, 2008.

The following is a schedule by year of future minimum rental payments required under the operating lease agreement:

Year Ending December 31	Amount
2008	$11,472
	$11,472

Rent expense amounted to $12,048 for the year ended December 31, 2007.

Consulting Services Agreements

As of December 31, 2007, the Company had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

4. CONCENTRATIONS

Concentrations in Revenues to Few Customers

In 2007, three customers accounted for 100% of the Company's revenues.

Concentrations in Revenues to Foreign Customers

In 2007, 100% of the Company's revenues were made to foreign customers. An adverse change in economic conditions abroad could negatively effect the amount of the Company's international customers and the Company's results of operations.

5. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, PGCM is required to maintain net capital as defined under the rule. PGCM is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2007 the Company had net capital and net capital requirements of $463,323 and $5,000, respectively.

SUPPLEMENTAL INFORMATION

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2007

PGCM does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, PGCM is exempt from the provisions of that rule.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2007

The following differences existed at December 31, 2007, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2007.

Un-Audited Part II A Focus Filing	$ 473,668
Cumulative audit adjustments	(10,345)
Audited computation of net capital	$ 463,323

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 745,085
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		745,085
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		745,085
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	281,762	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(281,762)
8.	Net capital before haircuts on securities positions		463,323

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		
		0

10.	Net Capital	$ 463,323

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 1,303
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	458,323
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 461,369

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
DECEMBER 31, 2007

16.	Total A.I. liabilities from Statement of Financial Condition		$ 19,544
17.	Add:		
	A. Drafts for immediate credit	______	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	______	
	C. Other unrecorded amounts (List)		
	______ ______		
	______ ______		
	______ ______		______
19.	Total aggregate indebtness		$ 19,544
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 4

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements of Phoenix Global Capital Management, Ltd. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC
Chicago, Illinois
February 25, 2008

END